

Mail Stop 7010

May 29, 2007

via U.S. mail and facsimile

Mr. C. Robert Campbell
Chief Financial Officer
Mastec, Inc.
800 Douglas Road, 12th Floor
Coral Gables, FL 33134

   RE: Form 10-K for the fiscal year ended December 31, 2006
      Form 10-Q for the period ended March 31, 2007
      File No. 1-8106

Dear Mr. Campbell:

  We have limited our review of the above referenced reports to the below items. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Note 10 - Discontinued Operations, page 57

1. On December 31, 2005, your executive committee of Board of Directors voted to sell substantially all of your state Department of Transportation related projects and assets. On February 14, 2007, you sold the state Department of Transportation effective related projects and net assets. You agreed to keep certain assets and liabilities related to these projects. Please disclose the specific assets and liabilities related to the state Department of Transportation projects which you retained. Please show us in your supplemental response what the revisions to your disclosures will look like.

Please provide us with a listing of the assets and liabilities retained with corresponding amounts recorded related to each asset as of December 31, 2006 and March 31, 2007. Please explain the business reason for why these assets and liabilities were retained by you. In light of the retained assets and liabilities, please help us understand how you determined it was appropriate to reflect the state of Department of Transportation projects as discontinued operations pursuant to paragraph 42 of SFAS 144.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2007

Note 7 – Discontinued Operations, page 13

2. On March 30, 2007, your Board of Directors voted to sell substantially all of your Canadian operations. On April 10, 2007, you sold substantially all of your Canadian operations for a sales price of approximately $1.0 million. Please clarify whether any assets and liabilities related to these operations were retained by you. If so, please disclose the specific assets and liabilities which you retained and provide the same information and explanation as requested for the state of Department of Transportation projects in the comment above.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief